UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UIL Holdings Corporation

File No. 001-15052 - CF#23172

       UIL Holdings Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on February 18, 2009, as amended.

       Based on representations by UIL Holdings Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 4.4   through October 20, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Eloise Bavaria
                        Special Counsel